Clifton Star retains Albis Capital Corporation as Consultant for Investor Relations

Quebec City, QUEBEC--(February 6, 2013) – Clifton Star Resources Inc. ("Clifton Star" or the "Corporation") (TSXV-CFO; Deutsche Boerse-C3T) is pleased to announce that it contracted the services of Albis Capital Corporation ("Albis") of Toronto to provide investor relations consulting services.

Albis is an Investor Relations firm with more than 10 years of experience with the Canadian public markets. Their specialty is to increase the visibility of small cap enterprises in the Canadian and European financial community. The principals of Albis are Seema Sindwani and Jim Powell. Albis will work with the Corporation to develop a strategy to enhance and expand the Corporation’s exposure in Canada and Europe, provide market awareness, promotion and arrange road shows.

In consideration of the services to be provided, the Corporation has agreed to pay a monthly retainer of $6,000 to Albis over the six month contract period. The contract may be renewed by the mutual consent of the parties and it does not provide for the grant of share purchase options. Albis, Jim Powell and Seema Sindwani are at arm's length with Clifton Star and currently have no direct or indirect interest in securities of the Corporation.

The services agreement remains subject to the approval of the TSX Venture Exchange.

For further information please contact:

Michel F. Bouchard

President and CEO

Clifton Star Resources Inc.

mbouchard@cfo-star.com

418-914-9922

www.cfo-star.com

@cliftonstar1

Neither the TSX Venture Exchange nor its Regulations Services Provider (as the term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.